

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

DC
NoAct
P.E. 11-20-06



06066218

RECD S.E.C.
DEC 2 0 2006
1086

December 11, 2006

Bruce Ellis
Counsel
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-45
Whitehouse Station, NJ 08889-0100

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/11/2006

Re: Merck & Co., Inc.
Incoming letter dated November 20, 2006

Dear Mr. Ellis:

This is in response to your letter dated November 20, 2006 concerning the shareholder proposal submitted to Merck by C. Lamar Owens. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: C. Lamar Owens
1933 E. Karen Dr.
Phoenix, AZ 85022

64978

Office of Corporate Staff Counsel

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-45
Whitehouse Station NJ 08889-0100
Tel 908 423 1000
Fax 908 735 1218


MERCK

VIA OVERNIGHT MAIL

November 20, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal

Dear Ladies and Gentlemen:

Merck & Co., Inc. (the "Company" or "Merck") has received a shareholder's proposal (the "Proposal") from Lamar Owens (the "Proponent") for inclusion in the Company's proxy materials for the 2007 Annual Meeting of Stockholders (the "Proxy Materials"). The Proposal requests that the Proxy Materials include the following proposed resolution:

> The Stockholders propose that Merck & Company (MRK) Board of Directors pass a resolution requiring management for each brand and operating entity to hold an annual formal review and presentation of advertising agencies. Said review shall include a minimum of two competitive advertising agencies and the current agency for each MRK entity. Management may decide to retain the existing agency no more than three consecutive years. On the third year review the current agency shall be deleted from the review process.

As described in greater detail below, we believe that the Proposal properly may be omitted from the Proxy Materials for the following reasons, each of which in and of itself should be sufficient.

- First, the Proposal may be omitted in accordance with Rule 14a-8(b) (failure to prove eligibility).
- Second, we believe that the Proposal may be excluded in accordance with 14a-8(i)(7) as it deals with the Company's ordinary business operations, i.e., the manner in which a company advertises its products.
- Finally, we believe that the Proposal violates New Jersey law and therefore is excludable unless it is recast as a recommendation or request to Merck's Board of Directors (the "Board") under Rule 14a-8(i)(1).

The Proponent's supporting statement for his Proposal is attached as Appendix A. Our correspondence informing him of the requirement to demonstrate eligibility is attached as Appendix B.

DISCUSSION

Failure to Prove Eligibility

In response to his correspondence, which we received on May 15, 2006, we provided the Proponent with the following notice on May 16, 2006:

> Rule 14a-8(b) of the SEC's Regulation 14A for the Solicitation of Proxies requires that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value of Company (Merck) securities for at least one year by the date of submitting the proposal. Since you do not appear in the Company's records as a registered holder, you must provide a written statement from the "record" holder of the Merck securities (usually a broker or bank) verifying that you have held at least $2,000 in market value of Merck securities continuously for one year as of the date the proposal was submitted. In addition, you must provide a written statement that you will continue to hold the requisite market value of Merck securities through the date of the Annual Meeting.
>
> In order to complete the eligibility requirements in connection with the submission of the stockholder proposal, a response must be postmarked, or faxed to (908) 735-1224, within 14 calendar days from the date you receive this letter. Please direct a response to my attention.

See Appendix B.

The Proponent never responded to our notice. Therefore the Proposal is excludible under rule 14a-8(b) as specified in rule 14a-8(f).

Relates to Ordinary Business Operations

Merck is a global research-driven pharmaceutical company dedicated to putting patients first. Established in 1891, Merck discovers, develops, manufactures and markets vaccines and medicines to address unmet medical needs. The Company also devotes extensive efforts to increase access to medicines through far-reaching programs that not only donate Merck medicines but help deliver them to the people who need them. Merck also publishes unbiased health information as a not-for-profit service.

As explained in *Exchange Act Release No.* 34-40018, 14a-8(i)(7), a proposal may be excluded if it deals with a matter relating to a Company's ordinary business operations for two reasons. First, the exclusion recognizes that certain tasks are fundamental to a company's day-to-day operations and cannot practically be subject to direct shareholder oversight. Second, the exclusion recognizes that shareholders are not in a position to "micro-manage" a company by delving into complex business matters.

The Proposal seeks both to improperly interfere with Merck's day-to-day operations by regulating its marketing function and to micro-manage by very precisely specifying a method of carrying out the Proponent's personal view of managing advertising agencies. Therefore, the Proposal implicates both aspects of rule 14a-8(i)(7) as explained in *Exchange Act Release No.* 34-40018 and should be excluded.

The Staff has several times agreed that proposals seeking to regulate a company's advertising and marketing functions are excludible under rule 14a-8(i)(7). *See, for example, Abercrombie & Fitch* (March 24, 2006) (exclusion on basis of ordinary business operation, i.e., the manner in which a company advertises its products); *General Electric* (January 18, 2005) (same); *Hewlett-Packard Co.* (October 8, 2004) (exclusion on basis of ordinary business operation, i.e., brand name to use for marketing and advertising purposes); *Johnson & Johnson* (January 12, 2004) (exclusion on basis of ordinary business operation, i.e., marketing and advertising).

Therefore, I believe the Proposal is excludible under rule 14a-8(i)(7).

Improper Under State Law

Rule 14a-8(i)(1) permits exclusion of a proposal that is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. Depending on the subject matter, Rule 14a-8(i)(1) notes that "some proposals are not considered proper under state law if they would be binding on a company if approved by shareholders." Merck is a corporation organized and existing under the laws of the State of New Jersey. The Proposal would be binding on the Company and therefore would violate N.J.S.A. Sec. 14A:6-1(1), which provides that "The business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided."

As the Securities Exchange Commission noted in adopting the predecessor to Rule 14a-8(i)(1)

> it is the Commission's understanding that the laws of most states do not explicitly indicate those matters which are proper for security holders to act upon but instead provide only that the 'business and affairs of every corporation organized under this law shall be managed by its board of directors' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute.

Exchange Act Release No. 34-12999 (November 22, 1976).

I am licensed to practice law and a member in good standing of the Bar of the State of New Jersey. I have reviewed the New Jersey Business Corporation Act (the "Act") and the Company's certificate of incorporation (the "Certificate"). Nothing in the Act or the Certificate suggests that any entity—other than the Board—is responsible for the business and affairs of the Company. The Division consistently has held that such proposals may be excluded unless they are recast in the form of requests. See, for example, *American Electric Power Company, Inc.* (February 18, 2003) and *Lucent Technologies Inc.* (November 6, 2001). To the extent required by Rule 14a-8(j)(2)(iii), this letter is intended to constitute a letter of opinion of counsel. Because it would violate New Jersey law, the Proposal should be excluded unless it is recast as a recommendation or request to the Board.

CONCLUSION

Based on the foregoing, we respectfully request that the Staff not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials for its 2007 Annual Meeting of the Stockholders pursuant to rule 14a-8(b), 14a-8(i)(7), or 14a-8(i)(1).

If the Staff believes that it will not be able to concur in our view that the Proposal may be omitted, we would very much appreciate the opportunity to discuss this issue in more detail with the appropriate persons before issuance of a formal response.

In accordance with Rule 14a-8(j)(2), we have enclosed six copies of this letter, the Proposal, including the statement in support thereof and our correspondence to the Proponent. An additional copy is included, which we ask that you use to acknowledge receipt of this submission by date stamping and returning to me in the enclosed self-addressed envelope.

By copy of this letter to him, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

For the Staff's information, the Company anticipates beginning to print its proxy card on or about March 1, 2007.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-5671.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.



Bruce Ellis
Counsel
Employee Benefits & Executive Compensation

Enc.

CC: C. Lamar Owens

Appendix A

CAC
RICHARD T. CLARK
MAY 02 2006

CELIA A. COLBERT
MAY 04 2006


RECEIVED
MAY 15 2006

Mr. Richard T. Clark
CEO & President
Merck & Co. Inc.
PO Box 100
One Merck Drive
Whitehouse Station, NJ 08889-0100

Re: Stockholder Proposal

April 26, 2006

Good day:

The following proposal is submitted for consideration and vote at the next Merck & Company Annual Stockholders Meeting.

Proposal

The Stockholders propose that Merck & Company (MRK) Board of Directors pass a resolution requiring management for each brand and operating entity to hold an annual formal review and presentation of advertising agencies. Said review shall include a minimum of two competitive advertising agencies and the current agency for each MRK entity. Management may decide to retain the existing agency no more than three consecutive years. On the third year review the current agency shall be deleted from the review process.

The above process is considered in the best competitive interest of MRK entities, since advertising agencies tend to become stale and jaded over a period of time with any client. Fresh new ideas are garnered as a result of an annual review process. Such a procedure has the additional benefit of keeping the selected agency aggressive and more focus on improving the MRK entity's market share and public awareness.

As the previous President, CEO and Creative Director of a substantial agency I can attest to the sharp edge of creativity and brand positioning becoming dull over the years between client and advertising agency. I'm out of the advertising business and have no vested interest in a review of MRK entity ad agencies.

As a stockholder, both personally and as trustee of a pension plan, it is my belief that the MRK entities advertising agencies represent the best opportunity for increasing public awareness and positive image as well as adding to market share. Therefore, the recommended process should help add value to Merck & Company shareholder positions.

Respectfully submitted,

C. Lamar Owens
Stockholder & Pension Plan Trustee

Lamar Owens
1933 E. Karen Dr.
Phoenix, AZ 85022

PHOENIX AZ 850
27 APR 06 PM 10 1



Mr. Richard T. Clark
CEO & President
Merck & Co. Inc.
PO Box 100
One Merck Drive
Whitehouse Station, NJ 08889-0100

4/13
1993
13

(39)

Appendix B

Office of the Secretary

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

OVERNIGHT DELIVERY

May 16, 2006


MERCK

Mr. C. Lamar Owens
1933 E. Karen Drive
Phoenix, AZ 85022

Dear Mr. Owens:

This is to acknowledge your letter to Mr. Richard T. Clark dated April 26, 2006 and your stockholder proposal regarding "review of advertising agencies", which was submitted for inclusion in the proxy materials for the 2007 Annual Meeting of Stockholders.

Rule 14a-8(b) of the SEC's Regulation 14A for the Solicitation of Proxies requires that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value of Company (Merck) securities for at least one year by the date of submitting the proposal. Since you do not appear in the Company's records as a registered holder, you must provide a written statement from the "record" holder of the Merck securities (usually a broker or bank) verifying that you have held at least $2,000 in market value of Merck securities continuously for one year as of the date the proposal was submitted. In addition, you must provide a written statement that you will continue to hold the requisite market value of Merck securities through the date of the Annual Meeting.

In order to complete the eligibility requirements in connection with the submission of the stockholder proposal, a response must be postmarked, or faxed to (908) 735-1224, within 14 calendar days from the date you receive this letter. Please direct a response to my attention.

Very truly yours,

Debra A. Bollwage

Debra A. Bollwage
Senior Assistant Secretary

s:proxy/ProposalResponseLetters-2007



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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 11, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated November 20, 2006

The proposal relates to annual review and presentation of advertising agencies.

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Merck's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Merck relies.

Sincerely,



Amanda McManus
Attorney-Adviser